# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FreightCar America, Inc., CIK 0001320854
CUSIP: 357023100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 125 SOUTH WACKER DRIVE, SUITE 1500, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 06/30/2026
Amends the filing with accession number 0001193125-21-242565
Filed by CIK 0001163368
Persons authorized to receive notices and communications: Zephram Yowell, Pacific Investment Management Co. LLC, 650 Newport Center Drive, Newport Beach, California (CA), 92660, (949)-720-6000

## Reporting persons
- PACIFIC INVESTMENT MANAGEMENT CO LLC (CIK 0001163368): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 16,815,361; shared voting power 0; sole dispositive power 16,815,361; shared dispositive power 0; aggregate amount beneficially owned 16,815,361 (48.8% of the class)
  Comment: The amounts reported on Rows 7, 9, and 11 include (a) 15,166,643 shares of Common Stock, (b) a warrant exercisable for an indeterminate number of shares of Common Stock equal to (i) 23.0% of the Common Stock Deemed Outstanding (as defined in the Replacement 2020 Warrant (as defined below)) less 9,506,723 shares of Common Stock (representing the shares of Common Stock issued upon the partial exercise of the 2020 Warrant (defined below) described in Item 3), (c) a warrant exercisable for an indeterminate number of shares of Common Stock equal to 5.0% of the Common Stock Deemed Outstanding (as defined in the Replacement 2021 Warrant (as defined below)) less 2,063,443 shares of Common Stock (representing the shares of Common Stock issued upon the partial exercise of the 2021 Warrant (as defined below) described in Item 3), (d) a warrant exercisable for an indeterminate number of shares of Common Stock equal to 5.0% of the Common Stock Deemed Outstanding (as defined in the Replacement 2022 Warrant (as defined below) less 2,063,443 shares of Common Stock (representing the shares of Common Stock issued upon the partial exercise of the 2022 Warrant (as defined below) described in Item 3), and (e) the 2023 Warrant exercisable for 1,636,313 shares of Common Stock.
  
  The percentage reported in Row 13 is based on 32,773,750 shares of Common Stock outstanding as of June 30, 2026, as reported in the Issuer's current report on Form 8-K, filed with the SEC on July 2, 2026, plus 12,405 shares of Common Stock underlying the warrants referred to in clauses (b), (c) and (d) of footnote 1 above, plus 1,636,313 shares of Common Stock underlying the warrant referred to in clause (e) of footnote 1 above. Except with respect to the 2023 Warrant, the number of shares of Common Stock that will actually be issued upon exercise of the warrants described in this statement will not be known with certainty until the time such warrants are exercised. The number of shares of Common Stock actually issued upon exercise of such warrants may be materially different than the number of shares reflected in this statement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: FreightCar America, Inc.
Address of issuer's principal executive offices: 125 SOUTH WACKER DRIVE, SUITE 1500, CHICAGO, Illinois (IL), 60606
Comment: This Amendment No. 9 to Schedule 13D ("Amendment No. 9") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 11, 2021 (as amended by Amendment No. 1 to Schedule 13D filed on November 9, 2021, Amendment No. 2 to Schedule 13D filed on January 7, 2022, Amendment No. 3 to Schedule 13D filed on April 12, 2022, Amendment No. 4 to Schedule 13D filed on August 8, 2022, Amendment No. 5 to Schedule 13D filed on November 8, 2022, Amendment No. 6 to Schedule 13D filed on March 29, 2023, Amendment No. 7 to Schedule 13D filed on May 25, 2023, and Amendment No. 8 to Schedule 13D filed on July 14, 2023, collectively, the "Original Schedule 13D") and, collectively with this Amendment No. 9, the "Statement") relating to shares of common stock, par value $0.01 per share (the "Common Stock"), of FreightCar America, Inc., a Delaware corporation (the "Issuer"). Items 2, 3, 4, 5, 6 and 7 of the Original Schedule 13D are hereby amended as set forth below. Capitalized terms used in this Amendment No. 9 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Schedule A to the Statement is hereby deleted in its entirety and replaced with Schedule A attached to this Amendment No. 9.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

On June 30, 2026, the Issuer issued an aggregate of 13,619,377 shares of Common Stock to OC III LFE in accordance with OC III LFE's partial exercise of certain warrants (the "Partial Exercises"). In particular, OC III LFE partially exercised (a) a warrant, which was originally issued pursuant to the terms of the warrant acquisition agreement, dated as of October 13, 2020 (the "2020 Warrant"), to purchase a number of shares of Common Stock equal to 22.99% of the Common Stock Deemed Outstanding (as defined in the 2020 Warrant), (b) a warrant, which was originally issued pursuant to the terms of the warrant acquisition agreement, dated as of December 30, 2021 (the "2021 Warrant"), to purchase a number of shares of Common Stock equal to 4.99% of the Common Stock Deemed Outstanding (as defined in the 2021 Warrant), and (c) a warrant, which was originally issued pursuant to the terms of the warrant acquisition agreement, dated as of April 4, 2022 (the "2022 Warrant"), to purchase a number of shares of Common Stock equal to 4.99% of the Common Stock Deemed Outstanding (as defined in the 2022 Warrant).

Each such share of Common Stock was purchased at a price of $0.01 pursuant to the respective net exercise provisions governing the warrants.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

The Reporting Person's acquisition of the Common Stock to which this Statement relates was for investment purposes in the ordinary course of business. The Reporting Person acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Person and its representatives may engage in discussions with members of management of the Issuer and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, shareholder rights plan, corporate governance, Board composition, transformation transactions and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic discretion, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Person's economic exposure with respect to its investment in the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person to rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to rows (7) through (10) of the cover pages of this Statement are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 3 to this Amendment No. 9, there have been no transactions with respect to the Common Stock during the sixty days prior to the date of this Amendment No. 9 by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person, OC XXVIII, OC III, and OC III LFE is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The disclosure set forth in Item 3 of this Amendment No. 9 is incorporated herein by reference.

On June 30, 2026, as a result of the Partial Exercises of the 2020 Warrant, the 2021 Warrant and the 2022 Warrant, the Issuer issued replacement warrants (in the case of the 2020 Warrant, the "Replacement 2020 Warrant"; in the case of the 2021 Warrant, the "Replacement 2021 Warrant"; and in the case of the 2022 Warrant, the "Replacement 2022 Warrant") entitling OC III LFE or its assigns to subscribe for and purchase from the Issuer the remaining unpurchased shares under the respective original warrants. The foregoing descriptions of the Replacement 2020 Warrant, the Replacement 2021 Warrant and the Replacement 2022 Warrant are qualified in their entireties by reference to the full texts of such warrants, the forms of which are included as Exhibits 99.1, 99.2 and 99.3, respectively, hereto and are incorporated by reference herein.

On December 31, 2024, the Issuer redeemed all outstanding shares of Preferred Stock from the Purchaser and, thereafter, the Preferred Stock ceased to be outstanding.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Form of Replacement 2020 Warrant
Exhibit 99.2: Form of Replacement 2021 Warrant
Exhibit 99.3: Form of Replacement 2022 Warrant

## Signatures
- PACIFIC INVESTMENT MANAGEMENT CO LLC: /s/ Alyssa Creighton, Alyssa Creighton, Senior Vice President (07/02/2026)